Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO  64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

February 28, 2014

VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry L. Greene, Senior Counsel

Re:
Proxy Statement for Tortoise Power and Energy Infrastructure Fund, Inc. (“TPZ”), Tortoise MLP Fund, Inc. (“NTG”),
Tortoise Pipeline & Energy Fund, Inc. (“TTP”) and Tortoise Energy Independence Fund, Inc. (“NDP” and together with
TPZ, NTG and TTP collectively, the “Companies”)

To the Commission:

Today the Companies filed via EDGAR a combined preliminary proxy statement relating to the annual meeting of the stockholders for the Companies.

Please feel free to call me at (816) 983-8362 with any questions or comments regarding the proxy statement.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais

Husch Blackwell LLP